Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Closing of IVS Bulk Financing and IVS Phoenix Acquisition

Singapore, September 17, 2021: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we”), a global provider of maritime transportation services predominantly in the drybulk sector, announced the following transactions.

On September 15th, 2021, in conjunction with the previously announced acquisition of the remaining 31.14% equity stake in its IVS Bulk joint venture (“IVS Bulk”) and the concurrent redemption of the IVS Bulk preference shares on September 1, 2021, the Company closed the $23 million upsizing of one of its existing IVS Bulk credit facilities to replace the working capital used to fund the transaction. The new debt is on the same terms as the existing facility.

On September 16th, 2021, the Company closed the acquisition and concurrent financing of the 2019 Japanese-built ultramax bulk carrier IVS Phoenix. As previously disclosed, the vessel was already in the Grindrod Shipping Core Fleet and originally chartered-in for a minimum period of three years from delivery with two one-year extensions and no purchase options. Upon closing, the Company acquired the vessel for $23.5 million, which we believe reflects a significantly reduced price relative to management’s estimate of the fair market value of the vessel due to the early termination of the prevailing charter agreement. The Group has simultaneously entered into a financing arrangement with a separate third party in Japan on attractive terms for a net amount of $25.0 million. As part of the financing arrangement, the Group will bareboat charter the vessel back for a period of up to 15 years and has the right, but not the obligation, to acquire the vessel after the first two years of the charter.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping operates a fleet of owned and long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”), includes a Core Fleet of 31 vessels consisting of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company also owns one medium range product tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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